Exhibit 12.2

Collegiate Pacific Inc. and Subsidiaries
PRO FORMA Ratio of Earnings to Fixed Charges

			FY 2005
(a	)	Earnings before income taxes, plus fixed charges	9,101,833

		Other interest	37,835
		Interest on Senior Notes @ 5.75%	2,875,000

(b	)	Total Fixed Charges (interest)	2,912,835

		Ratio of Earnings to Fixed Charges (a) / (b)	3.12
			to
			1.0